Exhibit 4.36

AMENDED AND RESTATED COMPENSATION AGREEMENT

This Amended and Restated Compensation Agreement (the Agreement") is made as of the 2nd day of January 2015, by and between Box Ships Inc., a Marshall islands corporation (the "Company" or "Box”), and Allseas Marine S.A., a Liberian corporation ("Allseas").

WITNESSETH:

WHEREAS, the Company and Allseas previously entered into a Compensation Agreement dated September 12, 2012 (the “Original Compensation Agreement”), and each of the Company and Allseas acknowledges and agrees that the provisions of the Original Compensation Agreement are hereby superseded and replaced by the provisions hereof; and

WHEREAS, the Company is engaged directly and/or through its subsidiaries (collectively the "Box Group") primarily in the ownership, operation, management and chartering of container carriers (the "Box Group Business"); and

WHEREAS, Allseas has expertise in the shipping industry and in the provision of technical and commercial management services; and

WHEREAS, the Company has requested Allseas, and Allseas has agreed, to provide technical and commercial management services to the Box Group in connection with the management and administration of the Box Group Business (the “Management Services”); and

WHEREAS, Allseas has entered into commercial and technical management agreements with certain of the Box Group entities (the “Management Agreements”); and

WHEREAS, the Company has determined that services provided to the Company by Allseas pursuant to the Management Agreements are of significant value for the continued success of the Company, and that the continued service of Allseas should be procured and incentivized; and

WHEREAS, it is in the best interests of the Company and its shareholders that, in order to retain the services provided to the Company by Allseas, in the event that Allseas is subject to involuntary termination as the technical and commercial manager of the Company's fleet, Allseas should be compensated by the Company with a sum equal to three years of management fees and commissions payable under the Management Agreements, based on the current fleet at the time of termination, in addition to €3,000,000 being paid in cash to Allseas immediately on the date of such termination. Furthermore, any existing or other form of termination fee(s) or compensation due to Allseas contained within the respective Management Agreements shall become null and void. In this respect relevant addenda would be drawn up accordingly.

NOW, THEREFORE, the parties hereby agree as follows:

1.          The Company shall procure that Allseas shall remain the manager and administrator of the Box Group Business and shall provide its commercial and technical services to the Box Group at all times.

2.          In the event that Allseas is terminated without cause as the manager and administrator of the Box Group Business, except for the cases provided in Clauses 12.02 or 12.03 of the Management Agreements or by reason of default by gross negligence or misconduct of Manager, its Directors, officers and/or employees in the performance under the Management Agreements, such case shall constitute an involuntary termination (“Involuntary Termination”).

3.           In the event that Allseas is subject to Involuntary Termination, the Company should compensate Allseas with a sum equal to three years of management fees and commissions payable under the Management Agreements, based on the current fleet at the time of termination, in addition to €3,000,000 (three million Euros) being paid in cash to Allseas, immediately on the date of such termination.

4.           This Agreement shall come into effect commencing as of today and shall continue for the period that Allseas serves as commercial and technical manager of the Box Group Business (unless sooner terminated on the basis of any other provision of this Agreement) (the "Term").

5.           Termination. This Agreement, unless otherwise agreed in writing between the parties, shall be terminated as follows:

(a)	At the end of the Term unless extended by mutual agreement in writing.

(b)	The parties, by mutual agreement, may terminate this Agreement at any time.

(c)	Either party may terminate this Agreement for any material breach of its terms and provisions by the other party.

6.           Assignments. This Agreement is not assignable by either party without the prior written consent of the other.

7.           Entire Agreement. This Agreement constitutes the entire and only agreement between the parties in relation to its subject matter and replaces and extinguishes all prior agreements, undertakings, arrangements, understandings or statements of any nature made by the parties or any of them whether oral or written with respect to such subject matter.

8.           Amendments. No modification, alteration or waiver of any of the provisions of this Agreement shall be effective unless in writing and signed on behalf of each of the parties. The headings in this Agreement do not form part thereof.

9.           Notices. Every notice, request, demand or other communication under this Agreement shall:

(a)          be in writing delivered personally, by courier or served through a process server;

(b)          be deemed to have been when delivered personally or through courier or served at the address below; and

(c)          be sent:

(i) If to the Company. to:

BOX SHIPS INC.

15 Karamanli Ave..

Voula 16673,

Athens, Greece

(ii) if to Allseas, to:

ALLSEAS MARINE S.A.

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15 Karamanli Ave.,

Voula 16673,

Athens, Greece

or to such other person or address, as is notified by the relevant party to the other parties to this Agreement and such notification shall not become effective until notice of such change is actually received by the other parties. Until such change of person or address is notified, any notification to the above addresses are agreed to he validly effected for the purposes of this Agreement.

10.         Governing Law and Jurisdiction.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to conflict of laws principles. Any legal action or proceeding in connection with this Agreement or the performance hereof may be brought in the state and federal courts located in the Borough of Manhattan, City, County and State of New York, and the parties hereby irrevocably submit to the non-exclusive jurisdiction of such courts for the purpose of any such action or proceeding. The parties hereby irrevocably waive trial by jury in any action, proceeding or claim brought by any party hereto or beneficiary hereof on any matter whatsoever arising out of or in any way connected with this agreement.

This Agreement may be executed in written counterparts which together shall constitute one instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

ALLSEAS MARINE S.A.		BOX SHIPS INC.

By:		By:
Name:	George Skrimizeas	Name:	Robert Perri
Title:	Director	Title:	Chief Financial Officer

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